

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2019

Brendan Kennedy
President and Chief Executive Officer
Tilray, Inc.
1100 Maughan Road
Nanaimo, BC V9X IJ2

> **Re: Tilray, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 11, 2019**
> **File No. 333-234160**

Dear Mr. Kennedy:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-4 filed October 11, 2019

Description of Tilray's Capital Stock
Choice of Forum, page 170

1. We note your disclosure that Tilray's amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain litigation, including any "derivative action." Please disclose whether your forum selection provision applies to actions arising under the Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to Exchange Act claims. Please also revise the related risk factor

on page 56 accordingly. You also state that Tilray's amended and restated certificate of incorporation provides that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and expand the related risk factor on page 56 to state that there is uncertainty as to whether a court would enforce such provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola at 202-551-3673 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan D. Hambelton, Esq.